Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 22, 2008, relating to the consolidated financial statements and financial statement schedule of The Charles Schwab Corporation, and the effectiveness of the Charles Schwab Corporation’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R – Share-Based Payment), appearing in the Annual Report on Form 10-K of The Charles Schwab Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, California
December 12, 2008